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Exhibit 12.1

Regal Entertainment Group
Ratio of Earnings to Fixed Charges
(In millions, except ratio)

	Year Ended 12/27/2007		Year Ended 1/1/2009		Year Ended 12/31/2009		Year Ended 12/30/2010		Year Ended 12/29/2011		Fiscal Quarter Ended 3/29/2012
Pretax Income	$601.5		$186.4		$157.2		$126.0		$57.8		$71.5
Fixed Charges:
Interest Expense, net of capitalized interest	130.6		127.7		143.9		144.1		147.7		35.6
Interest Capitalized	1.2		0.7		0.3		—		0.1		—
Amortization of Debt Costs	6.1		7.0		8.9		6.9		4.0		0.9
One-third of Rent Expense	112.0		121.1		126.3		127.4		127.2		31.4
Total Fixed Charges	249.9		256.5		279.4		278.4		279.0		67.9
Earnings:	851.4		442.9		436.6		404.4		336.8		139.4
Ratio of Earnings to Fixed Charges	3.4	x	1.7	x	1.6	x	1.5	x	1.2	x	2.1	x
Rent Expense	$335.9		$363.3		$378.8		$382.3		$381.5		$94.1

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Regal Entertainment Group Ratio of Earnings to Fixed Charges (In millions, except ratio)